CONVERSUS STEPSTONE PRIVATE MARKETS

128 S Tryon St., Suite 880

Charlotte, NC 28202

VIA EDGAR

September 17, 2020

Alberto H. Zapata, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Conversus StepStone Private Markets
Registration Statement on Form N-2
Filing No: 333-239638; 811-23480

Dear Mr. Zapata:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Conversus StepStone Private Markets (“Registrant”) hereby requests that the effective date of Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (“Registration Statement”) be accelerated so that the Registration Statement may become effective at 9:00 a.m., Eastern Time, on Monday, September 21, 2020, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statements effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Richard Horowitz of Dechert LLP, legal counsel to the Registrant, at 212-698-3525.

Very truly yours,

CONVERSUS STEPSTONE PRIVATE MARKETS

By:	/s/ Robert W. Long
Name:	Robert W. Long
Title:	President and Principal Executive Officer